FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3653 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA REPORTS SECOND QUARTER 2004 RESULTS

Mexico City, July 28, 2004 – Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the second quarter of 2004. ICA noted the following highlights:

•	Second quarter revenues rose 39 percent to Ps. 3,105 million, compared to Ps. 2,235 million recorded in the second quarter of 2003.

•	Operating income for the second quarter of 2004 was Ps. 75 million, an increase of 212 percent compared to Ps. 24 million in the same period of 2003.

•	EBITDA generated during the quarter was Ps. 377 million, equivalent to 12.1 percent of sales. During the prior year period, the comparable figures were Ps. 112 million and 5 percent, respectively.

•	EBITDA generated during the quarter was Ps. 377 million, equivalent to 12.1 percent of sales. During the prior year period, the comparable figures were Ps. 112 million and 5 percent, respectively.

•	The integral cost of financing was Ps. 25 million, a 43 percent reduction from the same period of 2003.

•	General and administrative expenses rose 41 percent to Ps. 299 million from the prior year period, primarily as a result of an increase in the expenses associated with preparing bid documents for new projects, which were Ps. 76 million in the second quarter of 2004, a 276 percent increase from the Ps. 21 million recorded during the second quarter of 2003.

•	During the quarter, ICA was awarded new projects and contract additions of Ps. 3,590 million. ICA's construction consolidated backlog as of March 31, 2004 was Ps. 15,551 million, equivalent to 17 months of work based on the volume of work executed in the second quarter of 2004.

•	Total debt at June 30, 2004 was Ps. 6,997 million, an increase of Ps. 2,075 million compared to Ps. 4,922 million at June 30, 2003. The increase in total debt primarily reflects the incurrence of debt in connection with the El Cajón hydroelectric project, which represents 60.4 percent of ICA's total debt at June 30, 2004. Excluding El Cajón, ICA had a decrease of Ps. 1,995 million in total debt compared with the second quarter of 2003.

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•	Purchase offers were received for the Deprisa and Alsur subsidiaries, at prices below their book values. The book values of Deprisa and Alsur were adjusted to equal the estimated sales price. At the close of the first half of 2004, the estimates for the previously established recovery values for the main long term assets were reviewed, taking into account the present value of future cash flows. The net effect was a charge of Ps. 54 million to Other Expense.

ICA recorded a net loss of majority interest of Ps. 112 million in the second quarter of 2004, compared to a loss of Ps. 88 million in the second quarter of 2003.

CONSOLIDATED RESULTS
Second Quarter 2004

(Ps. Million)	2Q2003	2Q2004	Change (%)

Revenues	2,235	3,105	39
Operating income	24	75	212
Operating margin	1.1%	2.4%
EBITDA	112	377	237
EBITDA margin	5.0%	12.1%
Net (loss) of majority interest	(88)	(112)	n.m.
Earnings per share (Ps.)	(0.14)	(0.06)
Weighted average shares outstanding	621.56	1,865.05	200
(million)

n.m. = not meaningful
EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation.

ICA recorded second quarter revenues of Ps. 3,105 million, a 39 percent increase from second quarter 2003 levels. The El Cajón hydroelectric project accounted for 28 percent of total revenues and was also 28 percent complete as of June 30, 2004. During the second quarter, revenues from Mexico represented 79 percent of total revenues, while revenues in foreign currency also accounted for 79 percent of the total.

Second quarter operating costs were Ps. 2,732 million, an increase of 37 percent compared to Ps. 1,999 million in the same period of 2003. The increase in operating costs reflected the increase in work volumes. ICA is in negotiations with the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel, in accordance with the guidelines published by the Federal Comptrollers Office.

General and administrative expenses in the second quarter of 2004 totaled Ps. 299 million, or 41 percent above the Ps. 212 million registered during the second quarter of 2003. The increase in general and administrative expenses reflected

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higher expenses associated with the preparation of bid proposals, which were Ps. 76 million in the second quarter of 2004, compared with the Ps. 23 million recorded in the second quarter of 2003, which reflect a higher demand for construction services.

Operating income during the second quarter of 2004 was Ps. 75 million, an increase of 212 percent compared to Ps. 24 million during the same quarter of 2003.

EBITDA generated in the second quarter of 2004 was Ps. 377 million, or 12.1 percent of revenues, representing an increase of Ps. 265 million over the Ps. 112 million in EBITDA generated in the second quarter of 2003. EBITDA should not be considered as an indicator of free cash flows.

The integral cost of financing in the second quarter of 2004 was Ps. 25 million, compared to Ps. 43 million recorded in the second quarter of 2003, and consisted of the following:

(Ps. Million)	2Q2003	2Q2004

Interest Expense	119	73
Interest (Income)	(31)	(45)
Exchange (Gain) Loss	(37)	(2)
Monetary (Gain) Loss	(8)	(1)

Integral Financing Cost	43	25

The decrease in the integral financing cost in the second quarter of 2004 compared to the same period of 2003 is the result of the repayment of short term, high interest rate debt, and the refinancing of long term debt at lower rates. Interest expense for the quarter was Ps. 73 million, compared to the Ps. 119 million recorded in the second quarter of 2003. There was an exchange gain of Ps. 2 million, compared to a Ps. 37 million gain recorded in the second quarter of 2003. The weighted average interest rate on debt was 4.4 percent during the quarter, compared to 9.3 percent during the 2003 period.

During the second quarter, there was Other Expense of Ps. 67 million, principally as a result of:

•	Ps. 54 million, net, for adjustments in the value of long term assets, including the investments in Deprisa and Alsur, based on purchase offers received and adjustments in other long term assets on the basis of a review of the present value of future cash flows;
•	A loss on sale of shares in Cimesa of Ps. 16 million;
•	Severance payments of Ps. 4 million; and
•	Ps. 7 million in gains on asset sales and sale of services.

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The tax provision in the second quarter of 2004 was Ps. 102 million, of which Ps. 93 million were for deferred taxes and Ps. 9 million was current taxes.

ICA recognized a gain of Ps. 15 million from its investments in unconsolidated affiliates in the quarter, primarily reflecting gains of Ps. 17 million at Holding Dicomex, Ps. 5 million at CIMA, and Ps. 1 million at SETA, which were partially offset by a loss of Ps. 13 million on the Caruachi Hydroelectric Project in Venezuela.

ICA recorded a net loss of majority interest of Ps. 112 million in the second quarter of 2004, equivalent to a loss of Ps. 0.06 per share (US$ 0.03 per ADS) based on 1,865.05 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 88 million recorded in the second quarter of 2003, equivalent to a loss of Ps. 0.14 per share (US$ 0.07 per ADS), based on a weighted average of 621.56 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

(Ps. million)	2Q2003	2Q2004	Change (%)

Civil Construction
Revenues	396	1,158	192
Operating Margin	8.3%	5.8%
Industrial Construction
Revenues	1,056	1,069	1
Operating Margin	(3.9%)	(2.6%)
CPC-Rodio
Revenues	467	588	26
Operating Margin	4.4%	2.8%
Other Segments
Revenues	315	290	(8)
Operating Margin	3.7%	6.4%

Civil Construction revenues rose, principally as a result of work on the El Cajón hydroelectric project and the Tejocotal-Nuevo Necaxa portion of the Mexico-Tuxpan highway project.

Industrial Construction revenues were generated principally from work completed on the La Laguna II power plant in Coahuila, the May "A" and May "B" marine drilling platforms and four marine drilling platforms for the Ku-Maloob-Zaap fields. The negative operating margin of 2.6 percent was principally the result of Ps. 76 million in costs associated with the preparation of bid proposals for new industrial construction projects. In addition, a decrease in the rate of execution of the Chicontepec oil field project reduced that project's margins.

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CPC-Rodio generated revenues of Ps. 588 million and an operating margin of 2.8 percent, reflecting the performance of projects, primarily in Spain, where new work has lower margins than in the past.

(Ps. Million)	Revenues	Operating	Operating
		Result	Margin (%)

Total Other Segments	290	18	6.2
Real Estate and Housing	166	3	1.6
Infrastructure Operations	93	10	10.9
Others	31	6	18.4

Other Segments accounted for 9.3 percent of total revenues during the quarter.

Housing and Real Estate results primarily reflect the operations of the housing unit, ViveICA, which accounted for 87 percent of the segment's revenues. ViveICA had total sales of 526 units during the quarter, the same as the prior year period. Units are only reported as sold once title has been transferred. As a result in delays in completing title transfers, there are some 425 finished units in inventory pending completion of the sale process.

The real estate unit reported sales of Ps. 21 million, with a positive operating margin.

The segment had an operating profit of Ps. 3 million, with a margin of 1.6 percent.

Infrastructure Operations sales decreased to Ps. 93 million in the second quarter of 2004 from Ps. 108 million during the second quarter of 2003 primarily as a result of asset divestments. The segment's operating results of Ps. 10 million reflect a 10.9 percent margin, compared to a negative margin of 2.6 percent during the second quarter of 2003.

Others includes Alsur, which is expected to be sold as part of ICA's divestment program, registered sales of Ps. 31 million and Ps. 6 million in operating profit.

INVESTOR RELATIONS	www.ica.com.mx	5/15
PRESS RELEASE

CONSTRUCTION BACKLOG
	Ps. Million	Months Construction
		Equivalent*

Balance, March 2004	14,749	16
New contracts and contract additions	3,590	4
Work executed	2,789	3

Balance, June 2004	15,551	17

Non Consolidated Backlog **	10	0

Global Backlog	15,561	17

*	Months of work based on the volume of work executed in the second quarter of 2004.

**	Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

ICA's backlog increased by Ps. 3,590 million compared to second quarter 2003 levels. The most important projects added during the second quarter of 2004 were four marine production Platforms for the Ku-Maloob-Zaap fields in the Gulf of Mexico northeast region, the Iztapalapa Hospital in Mexico City, work on the Toluca Airport in the State of Mexico, and various Rodio projects in Spain and Portugal.

At the end of the second quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients were 63 percent of the total.

El Cajón Hydroelectric Project

The following table summarizes the main financial statement accounts of the El Cajón Hydroelectric project included in ICA's financial statements:

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(Ps. million)	1Q2004	2Q2004

Income Statement

Revenues	653	869
Operating Results	37	53
Operating Margin	6%	6%

Balance Sheet

Total Assets	4,219	4,979
Cash and Cash Equivalents	862	739
Trade and Contract Receivables	30	14
Other Receivables	111	134
Inventory	47	74
Other Current Assets	21	17
Total Current Assets	1,071	978
Long Term Assets	2,627	3,571
Total Liabilities	4,127	4,850
Current Liabilities	456	485
Long Term Liabilities	3,578	4,228
Other Liabilities	92	137
Equity	92	130

The El Cajón hydroelectric project was 28 percent complete as of June 30, 2004, and generated Ps. 869 million in second quarter revenues and Ps. 53 million in operating income, with a 6 percent operating margin.

In accordance with the new rules established by the Federal Comptrollers Office on May 21, 2004, ICA is in the process of presenting the necessary information to the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel.

At the close of the second quarter, US$ 212.1 million in long term financing for the project has been disbursed. Disbursements that have already been made represent 31 percent of the total financing amount of US$ 682.4 million.

Total liabilities attributable to El Cajón were Ps. 4,850 million, of which 10 percent was short term and 90 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, is shown as a liability. A counterpart short term or long term asset is recorded, to reflect the unused portion of the bond proceeds.

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CONSOLIDATED RESULTS

January - June
(Ps. Million)	Jan-Jun 2003	Jan-Jun 2004	Change (%)

Revenues	4,209	5,622	34
Operating income	73	138
Operating margin	1.7%	2.5%
EBITDA	250	688	175
EBITDA margin	5.9%	12.2%
Net (loss) of majority interest	(361)	(196)
Earnings per share (Ps.)	(0.58)	(0.11)
Weighted average shares outstanding (million)	621.56	1,857.02	200

Revenues increased 34 percent to Ps. 5,622 million in the first half of 2004 compared to Ps. 4,209 million in the first half of 2003. Operating income was Ps. 138 million, an 88 percent increase from the Ps. 73 million in the same period of 2003.

EBITDA increased by Ps. 438 million to Ps. 688 million in the first six months of 2004 from Ps. 250 million in the first six months of 2003. The EBITDA margin for the six months of 2004 was 12.2 percent.

Net income of majority interest registered a loss of Ps. 196 million, an improvement of Ps. 165 million compared to the loss of Ps. 361 million recorded in the same period of 2003. The loss per share in the first six months of 2004 was Ps. 0.11 ($0.06 per ADR), based on 1,857.02 million weighted average shares outstanding, compared to a loss per share of Ps. 0.58 (US$ 0.30 per ADR) based on 621.56 million weighted average shares outstanding during the first six months of 2003.

INVESTOR RELATIONS	www.ica.com.mx	8/15
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BALANCE SHEET

(Ps. million; end of period)	2Q200	2Q2004	Change (%)

Current assets	5,928	7,972	35
Of which: Cash and cash equivalents	1,950	2,508	29
Accounts receivable	1,845	2,582	40
Long term investments	6,079	8,894	46
Property, plant and equipment	1,315	1,100	(16)
Other long term assets	193	506	162
Total assets	13,515	18,473	37
Current liabilities	6,682	6,383	(4)
Long term liabilities	3,146	6,495	106
Total liabilities	9,828	12,878	31
Shareholders equity	3,687	5,594	52
Total liabilities and equity	13,515	18,473	37

As of June 30, 2004, ICA had cash and equivalents of Ps. 2,508 million, an increase of 29 percent compared June 30, 2003, primarily as a result of customer advances for the Toluca Airport, the liquified gas terminal, and the Iztapalapa Hospital projects. Of the total cash and short term cash equivalents, 84 percent was in ICA's joint venture subsidiaries: 50 percent in ICA Fluor, 5 percent in Rodio, and 29 percent in El Cajon. The remaining Ps. 391 million in cash, or 16 percent of the total, was held at the parent company or in other operating subsidiaries.

Short-term accounts receivable increased to Ps. 2,582 million as of June 30, 2004 from Ps. 1,845 million a year earlier, primarily as a result of the contracting mechanisms used by ICA. Collections are tied to meeting project completion milestones, since the contract terms do not provide for client advances. Accounts receivable related to such projects include Ps. 14 million for access roads to the El Cajón project, in the Civil Construction segment, and Ps. 388 million for the Chicontepec project and Ps. 662 million for the marine platforms, in the Industrial Construction segment. In most cases, such receivables require financing.

Long term investments in ICA's balance sheet include the certifications for completed work on the El Cajón hydroelectric project, as well as long term investments, totaling Ps. 3,571 million.

Total liabilities increased to Ps. 12,878 million at the end of June 2004 from Ps. 9,828 million at the end of June 2003 as a result of the increase in long term debt related to the El Cajón hydroelectric project, which offset the repayment of short and long term debt. This balance also reflects the refinancing of short term debt to long term. Additionally, Industrial Construction has contracted Ps. 153 million

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in working capital financing for the marine drilling platforms May A and May B at the close of the second quarter.

Shareholders' equity was Ps. 5,594 million as of June 30, 2004. The increase in capital to year earlier balances reflects the capital increase that was completed in the first quarter, as well as results during the first semester of 2004.

Debt

Total debt at the end of the second quarter was Ps. 6,997 million, an increase of Ps. 2,075 million compared to the same period of 2003. The increase is primarily the result of the debt incurred in connection with the El Cajón hydroelectric project, which more than offset the repayment of the convertible bond on March 15, 2004, and the refinancing or repayment of short and long term debt. Excluding the El Cajón Hydroelectric project, ICA had Ps. 2,769 million in debt at the end of the second quarter, a decrease of Ps. 1,995 million compared to the second quarter of 2003.

US$ 212.1 million of the El Cajon financing has been used by ICA.

(Ps. million)	2Q2003	2Q2004

Short Term Debt	2,088	1,009
Long Term Debt	2,834	5,988

Total Debt	4,922	6,997
Of which: El Cajón Project Debt	157	4,228
Total Debt, excluding El Cajón	4,764	2,769
Cash	1,950	2,508
Cash, excluding El Cajón	1,947	1,768

Net Debt	2,972	4,490
Net Debt, excluding El Cajón	2,817	1,001

Eighty-one percent of ICA's total debt corresponds to the financing of projects, 14 percent was corporate debt, and 5 percent is operating company debt.

During the second quarter, payments of Ps. 135 million were made to three financial institutions. In addition, we continue working on the documentation of a refinancing of US$ 35 million in short term debt over 7 years, with the guarantee of a concessioned project's cash flows.

As of June 30, 2004, 14 percent of ICA's total debt matured in less than one year; 41 percent is securities debt; and 78 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

The current ratio as of the end of the second quarter of 2004 was 1.25, compared to 0.89 in the same period of 2003. The improvement is the result of

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the closing of the financing for the El Cajón hydroelectric project, the payment of the convertible bond, and the refinancing of short term debt. Part of ICA's cash and cash equivalents has been allocated to obtain the letters of credit needed to guarantee ICA's obligations, which has increasingly been required by clients.

The interest coverage ratio (EBITDA/interest expense) was 5.15 times, compared to 0.94 in the prior year period. The leverage ratio (total debt/equity) decreased to 1.25 in the second quarter, compared to 1.33 in the same period of 2003.

Divestments

During the second quarter of 2004, ICA carried out divestments of US$ 8.3 million, including:

•	The investment in Cimesa, which was sold to our partner Soletanche-Bachy, and operates in Mexico;

•	Deprisa, which operates parking garages in Mexico City and Tampico, was sold for Ps. 57.5 million; the transaction closed on July 20th;

•	A parcel of land in Los Cabos, Baja California Sur;

•	Three Alsur warehouses; an

•	Construction machinery.

CONFERENCE CALL INVITATION
ICA invites you to participate in a conference call on Friday, July 30 at 10:00 a.m. (EDT). In order to participate, please call (800) 475-2151 from the U.S. or (973) 582-2710 internationally, 5 to 10 minutes before the scheduled time. The reference code is 4996519. A taped replay will be available until midnight on August 6th by calling (877) 519-4471 from the U.S. or (973) 341-3080 internationally, with the same reference code.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of June 30, 2004 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2004 was Ps. 11.50 per US dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing

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on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

Three Tables Follow

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Income Statement			(Millions of Constant Pesos) Three Months Ended June 30						(Millions of ConstantPesos) Six Months Ended June 30

		II- 03		II- 04		US Million		II- 03	II- 04		US Million

Net Sales	Ps.	2,235	Ps.	$3,105	US$	270	Ps.	4,209	Ps. $5,622	US$	489
Cost of Sales		1,999		2,732		238		3,732	4,975		433
Gross Profit		236		374		32		478	647		56
Operating Expenses		212		299		26		404	509		44

Operating Income		24		75		7		73	138		12
Interest (Income)		(31)		(45)		6		(75)	(86)		15
Interest Expense		119		73		(4)		272	167		(7)
Loss (Gain) in Foreign Exchange		(37)		(2)		(0)		(2)	(16)		(1)
Loss (Gain) in Monetary Position		(8)		(2)		(0)		(29)	(0)		(0)

Total Financing (Gain) Cost		43		25		2		165	64		6
Income After Financing (Gain) Cost		(19)		50		4		(92)	73		6
Other (Income) Loss Net		(17)		67		6		7	94		8
Income Before Taxes and Employee's Profit
Sharing		(2)		(17)		(1)		(98)	(20)		(2)
Reserve for Taxes and Employees' Profit
Sharing		96		102		9		211	192		17

Net Income (Loss) After Taxes and
Employee's Profit Sharing		(98)		(118)		(10)		(309)	(213)		(18)
Share in Net Income (Loss) of
Unconsolidated Affiliates		4		15		1		(45)	14		1

Income (Loss) in Discontinued Operations				-		-			-		-
Net Consolidated Income (Loss)		(94)		(103)		(9)		(354)	(198)		(17)
Net Income (Loss) of Minority Interest		(6)		9		1		8	(2)		(0)

Net Income (Loss) of Majority Interest		(88)		(112)		(10)		(361)	(196)		(17)

EBITDA (Operating Income + Depreciation
& Amortization)		112		377		33		250	688		60

Primary: weighted average shares (millions)		621.56		1,865.05				621.56	1,857.02
EPS:		(0.14)	- 0.07	(0.06)	US$	- 0.03		(0.58)	- 0.30 (0.11)	US$	- 0.06

Fully diluted: weighted average shares
(millions)		659.14						659.14
EPS:		(0.13)	- 0.07					(0.55)	- 0.29

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		(Millions of Constant Pesos) Three Months Ended June 30						(Millions of ConstantPesos) Six Months Ended June 30
Operating Results by Segment

		II-03		II-04		USMillion		II-03		II-04		USMillion

Net Sales	Ps.$	2,235	Ps.$	3,105	US.$	270	Ps.$	4,209	Ps.$	5,622	US.$	489
Civil Construction
		396		1,158		101		729		1,988		173
Industrial Construction
		1,056		1,069		93		1,946		2,004		174
Rodio
		467		588		51		905		999		87

Total Construction

		1,920		2,816		245		3,579		4,990		434
Housing & Real Estate
		177		166		14		335		380		33
Infrastructure Operations
		108		93		8		241		193		17
Other Segments
		29		31		3		54		58		5

Total Other Segments		315		290		25		630		631		55
Operating Income		24		75		7		73		138		12
Civil Construction		33		67		6		41		137		12
Industrial Construction		(41)		(27)		-2		(30)		(52)		-5
Rodio		21		16		1		38		20		2

Total Construction		12		56		5		49		105		9
Housing & Real Estate		(10)		3		0		(13)		(3)		0
Infrastructure Operations		(3)		10		1		13		27		2
Other Segments		24		6		0		24		9		1

Total Other Segments		12		19		2		24		33		3

		II-03		II-04				II-03		II-04

Operating Margins		1.1%		2.4%				1.7%		2.5%
Civil Construction		8.3%		5.8%				5.6%		6.9%
Industrial Construction		-3.9%		-2.6%				-1.6%		-2.6%
Rodio		4.4%		-2.8%				4.2%		2.0%

Total Construction		0.6%		1.8%				1.2%		1.9%
Housing & Real Estate		-5.6%		1.6%				-3.8%		-0.8
Infrastructure Operations		-2.6%		10.9%				5.5%		13.8
Other Segments		84.2%		18.4%				44.4%		16.4

Total Other Segments		0.5%		0.6%				0.6%		0.6%

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	(Millions of Constant Pesos)
Consolidated Balance Sheet	As of Mar 31
	2003	2004		US Million

Assets

Cash and Cash Equivalents	1,950	2,508	US$	218
Trade and Contract Receivables	1,845	2,582		225
Inventories	1,309	1,537		134
Other Receivables	669	1,144		99
Other Current Assets	156	201		17

Total Current Assets	5,928	7,972		693
Investment in Concessions, Affiliated Companies and
Long-Term Receivables	4,917	7,882		685
Property, Plant and Equipment Net	1,315	1,100		96
Other Assets	1,355	1,519		132

Total	13,515	18,473		1,606

Liabilities and Stockholders' Equity
Accounts Payable	970	1,166		101
Current Debt	2,088	1,009		88
Other Current Liabilities	3,624	4,208		366

Total Current Liabilities	6,682	6,383		555
Long-Term Debt	2,834	5,988		521
Other Noncurrent Liabilities	312	507		44

Total Liabilities	9,828	12,878		1,120
Stockholders' Equity	3,687	5,594		486

Total	13,515	18,473		1,606

Current Ratio	0.89	1.25		1.25
Cash/Current Debt	0.93	2.49		2.49
Total Debt	4,922	6,997	US$	608
Net Interest Coverage (EBITDA/Net Interest)	1.27	13.45		13.45
Leverage (Total Liabilities/Equity)	2.67	2.30		2.30
Leverage (Debt/Equity)	1.33	1.25		1.25

INVESTOR RELATIONS	www.ica.com.mx	15/15

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance